UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

YINLIPS TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

98584G102
CUSIP

Zhao Zifeng
Yinlips Technology, Inc.
Room 2929-31, NanGuang JieJia Building
No. 3037 Shen South-mid Road, FuTian District, ShenZhen, GuangDong, People’s Republic of China

(86) 755-2601-8046
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Copy to)
Ayla Nazli, Esq.
K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

November 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 98584G102
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Zhao Zifeng
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) PF
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	6,500,000
	8. Shared Voting Power
	9. Sole Dispositive Power	6,500,000
	10. Shared Dispositive Power

	11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 84% (1)
	14. Type of Reporting Person (See Instructions) IN

(1) Based on 7,690,795 shares of Common Stock outstanding as of November 14, 2008.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of Yinlips Technology, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at Room 2929-31, NanGuang JieJia Building No. 3037 Shen South-mid Road, FuTian District, ShenZhen, GuangDong, People’s Republic of China.

Item 2. Identity and Background

 (a)    The name of the reporting person is Zhao Zifeng (the “Reporting Person”).

 (b)    The business address of the Reporting Person is Room 2929-31, NanGuang JieJia Building No. 3037 Shen South-mid Road, FuTian District, ShenZhen, GuangDong, People’s Republic of China.

 (c)    Zhao Zifeng is the Chairman of the Board and Chief Executive Officer of the Issuer.

 (d)    During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)    During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

 (f)     The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On September 22, 2008, the Company entered into a Share and Warrant Exchange Agreement with Podium Technology Limited, a British Virgin Islands corporation (“Podium”) and all of the shareholders of Podium (the “Exchange”). The Exchange closed on October 17, 2008. On November 14, 2008, the Reporting Person, purchased 6,500,000 shares of Common Stock at a per share purchase price of $0.415 (the “Purchase Right”). Each of the shareholders and warrantholders of the Issuer prior to the Exchange agreed to cancel 0.91867 shares of common stock and warrants to purchase 0.98943 shares of Common Stock held by each of them for each one (1) share of Common Stock purchased by the Reporting Person pursuant to the Purchase Right (the “Share and Warrant Cancellation”). Pursuant to the Share and Warrant Cancellation, an aggregate of 5,971,390 shares of Common Stock and warrants to purchase 6,431,299 shares of Common Stock were cancelled.

The foregoing summary of the Exchange is qualified in its entirety by reference to the copy of the Share and Warrant Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2008.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person for investment purposes. See Item 3 of this Schedule, which is hereby incorporated by reference.

Pursuant to the terms of the Exchange, the Reporting Person became the Chairman of the Board and Chief Executive Officer of the Issuer.

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)    The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b)    The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c)    All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)    None.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

Exhibit 1
Share Exchange and Warrant Exchange Agreement, dated September 22, 2008, by and among SRKP 17, Inc., Podium and all of the shareholders of Podium (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17 , 2008

/s/ Zhao Zifeng
Zhao Zifeng

EXHIBIT INDEX

Exhibit 1
Share Exchange and Warrant Exchange Agreement, dated September 22, 2008, by and among SRKP 17, Inc., Podium and all of the shareholders of Podium (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2008).